Covington & Burling LLP

BEIJING BRUSSELS LONDON NEW YORK	BRUCE C. BENNETT
SAN DIEGO SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON	THE NEW YORK TIMES BUILDING
620 EIGHTH AVENUE
NEW YORK, NY 10018-1405

T 212.841.1060
bbennett@cov.com

August 27, 2014

Mr. Todd K. Schiffman
Ms. Jessica Livingston
Mr. Chris Harley
Mr. Paul Cline
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Trustmark Corporation
File No. 000-03683
Form 10-K for the fiscal year ended December 31, 2013

Ladies and Gentlemen:

On behalf of our client, Trustmark Corporation (“Trustmark”), we submit the following responses to the comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”).  These comments were contained in the Staff’s letter to Trustmark dated August 7, 2014.  All references to page numbers from the 2013 Form 10-K are to the version of the 2013 Form 10-K filed on February 24, 2014, and available on EDGAR at https://www.sec.gov/Archives/edgar/data/36146/000114036114009297/form10k.htm.

Form 10-K for the Fiscal Year Ended December 31, 2013

Part I. Item 1. Business

1.  Comment: Please tell us and revise future filings here or in your MD&A to disclose:

•	the risks inherent in your various loan types, noting which are higher risk;

o
See response in the proposed aggregate new disclosure below.1  Please also note that the risks inherent in certain of Trustmark’s loan types are addressed at pages 18 (Risk Factors—Lending Risks) and 58-62 (Allowance for Loan Losses, LHFI, and subsequent discussion of other categories of classified loans) of the 2013 Form 10-K.

1           We note that, throughout this response letter, Trustmark has calibrated its responses to the Staff’s inquiries as to “loans” by referring to “Loans Held for Investment,” or LHFI, and “Loans Held for Sale,” or LHFS, as these loans consist of the loans that Trustmark has underwritten in the past.  Trustmark has excluded from these responses Acquired Loans and Covered Loans (loans acquired subject to FDIC indemnification coverage for losses incurred), as these loans were not originally underwritten by Trustmark.

•	the underwriting policies for the loan types;

o
See response in the proposed aggregate new disclosure below.  Please also note that underwriting policies are also addressed in the 2013 Form 10-K in the section relating to “Loans Held for Investment (LHFI)”, at page 82.

•	the interest rate terms, fixed or variable, of your loans;

o
Trustmark has provided in Attachment 1 a schedule that details the interest rate terms, fixed and variable, for each loan type as of December 31, 2013.  Variable rate loans are based primarily on various prime and LIBOR interest rate bases.  Although Trustmark has historically disclosed this information on an annual basis in its Forms 10-K, it will include this table in the MD&A of its Quarterly Report on Form 10-Q for the period ending September 30, 2014 (the “Q3 2014 Form 10-Q”), and then will update it annually in its subsequent Forms 10-K and, if material, in its subsequent Forms 10-Q as warranted.

•	the aggregate amounts outstanding for each loan type;

o
A table detailing the aggregate amounts outstanding for each loan type for each of the past five fiscal years was included at page 56 of the 2013 Form 10-K under the caption “LHFI by Type”.  We respectfully suggest that this table is responsive to this component of the Staff’s comments.

•	what percentage of total loans each loan type represents in your portfolio for the past 3 years, noting any material changes or trends; and

o
Trustmark has provided in Attachment 2 a revised version of the table referred to in the immediately preceding response that includes percentage of total values for each loan type and each period presented.  Trustmark will include this revised version of the table in the MD&A of its future filings, beginning with its Q3 2014 Form 10-Q.

A discussion of material changes and trends in the composition of Trustmark’s loan portfolio by loan type was included in the 2013 Form 10-K at page 56 (in the text immediately preceding the table under the caption “LHFI by Type”).  We respectfully suggest that this discussion is responsive to the component of the Staff’s comments requesting a discussion of any material changes or trends in this data.

•	the characteristics of your real estate loans, whether these are construction loans, 1-4 family, multi-family, etc. and how they are collateralized.

o	See response in the proposed aggregate new disclosure below.

Trustmark has provided the remaining information requested in Comment 1 in the proposed disclosure below, which will address on an aggregate basis the following points: (a) Risks inherent in the types of loans Trustmark offers, (b) Underwriting policies for each of the types of loans Trustmark offers, and (c) Characteristics of Trustmark’s real estate loans.  Trustmark will incorporate these disclosures in the Business section of its future filings, beginning with the Form 10-K for the fiscal year ended December 31, 2014.

Overview of Trustmark's Lending Business

Trustmark categorizes loans on its balance sheet into four categories.  These categories are described in more detail in the Audited Financial Statements included elsewhere in this report at Note 1—Significant Accounting Policies.
•	Loans Held for Investment (LHFI)—Loans originally underwritten by Trustmark that do not constitute LHFS, Acquired Loans or Covered Loans.
•
Loans Held for Sale (LHFS)—Mortgage loans purchased from wholesale customers or originated in Trustmark’s General Banking Division, other than mortgage loans that are retained in the LHFI portfolio based on banking relationships or certain investment strategies.

•	Acquired Loans—Loans acquired by Trustmark, either pursuant to the acquisition of another bank or pursuant to an acquisition of some or all of another bank’s loan portfolio.
•	Covered Loans—Acquired Loans that Trustmark acquired in a Federal Deposit Insurance Corporation (FDIC)-assisted transaction and that are covered under a loss-share agreement with the FDIC.

The following discussion briefly summarizes Trustmark's lending business by focusing on LHFI and LHFS, and includes a discussion of the risks inherent in these loans, Trustmark's underwriting policies for its loans and the characteristics of the real estate loan component of these loans.  Acquired Loans and Covered Loans are excluded from this summary, as Trustmark did not underwrite those loans at inception.  Discussion of Trustmark's Acquired Loans, including Covered Loans, is contained elsewhere in this report.

As a general matter, extending credit to businesses and consumers exposes Trustmark to credit risk, which is the risk that the principal balance and any related interest may not be collected according to the original terms due to the inability or unwillingness of the borrower to repay the loan.  Trustmark mitigates credit risk through a set of internal controls, which includes adherence to conservative lending practices and underwriting guidelines, collateral monitoring and oversight of its borrower’s financial performance and collateral.  The risks inherent in specific subsets of lending are discussed below.

LHFI Secured by Construction, Land Development, and Other Land—Construction and land development loans include loans for both commercial and residential properties to builders/developers and to consumers.  This category also includes loans secured by vacant land, except land known to be used or usable for agricultural purposes, such as crop and livestock production.  Repayment is normally derived from the sale of the underlying property or from permanent financing, which refinances Trustmark's initial loan.  Trustmark’s engagement in this type of lending is restricted to projects within its geographic markets and is generally extended to those builders and developers exhibiting the highest credit quality with significant equity invested in the project.  The underwriting process for these loans includes analysis of the financial position and strength of both the borrower and guarantor, experience with similar projects in the past, market demand and prospects for successful completion of the proposed project within the established budget and schedule, values of underlying collateral and availability of permanent financing.  Risk within this portfolio is mitigated through adherence to policies and lending limits, periodic target credit reviews of the different segments of this portfolio, inspection of projects throughout the life of the loan and routine monitoring of financial information and collateral values as they are updated.

Inherent in real estate construction lending is the risk that the full value of the collateral does not exist at the time the loan is granted.  Construction lending also inherently includes the risk associated with a borrower’s ability to successfully complete a proposed project on time and within budget.  Further, adverse changes in the market occurring between the start of construction and completion of the projects can result in slower sales rates and lower sales prices than originally anticipated which could impact the underlying real estate collateral values and timely and full repayment of these loans.  Rising interest rates can adversely affect the cost of construction and the financial viability of real estate projects.  Higher interest rates may also result in higher capitalization rates, thereby reducing a property’s value.  As a result of this risk profile, LHFI secured by construction, land development and other land are considered to be higher risks than other real estate loans.

LHFI and LHFS Secured by Residential Properties—Residential real estate loans consist of first and junior liens on residential properties that are extended in the geographic markets in which Trustmark operates as well as mortgage products, originated and purchased, that are underwritten to secondary market standards.  Credit underwriting standards include verification of income, valuation of collateral and evaluation of the borrower’s credit history and repayment capacity.  Portfolio performance is continuously evaluated through updated credit bureau scores and monitoring of repayment performance throughout the term of the loan.

Credit performance of consumer residential real estate loans is highly dependent on housing values and household income which, in turn are highly dependent on national, regional and local economic factors.  Rising interest rates, rising unemployment rates and other adverse changes in these economies may have a negative effect on the ability of Trustmark’s borrowers to repay these loans and negatively affect value of the underlying residential real estate collateral.

LHFI Secured by Nonfarm, Nonresidential Properties—Trustmark provides financing for both owner-occupied commercial real estate as well as income-producing commercial real estate.  Trustmark seeks to maintain a balance of owner-occupied and income-producing real estate loans that moderates its risk to the specific risks of each type of loan.  Commercial real estate term loans are typically collateralized by liens on real property.  Both types of commercial real estate loans are underwritten to lending policies that include maximum loan-to-value ratios, minimum equity requirements, acceptable amortization periods and minimum debt service coverage requirements, based on property type.  Income-producing commercial real estate loans also generally require cash equity and are subject to exposure limits for a single project.  All exceptions to established guidelines are subject to stringent internal review and require specific approval.  As with commercial loans, the borrower’s financial strength and capacity to repay their obligations remain the primary focus of underwriting.  Financial strength is evaluated based upon analytical tools that consider historical and projected cash flows and performance in addition to analysis of the proposed project for income-producing properties.  Additional support offered by guarantors is also considered.

Risk for owner-occupied commercial real estate is driven by the creditworthiness of the underlying borrowers—particularly cash flow from the borrowers' business operations as well as the risk of a shortfall in collateral.  Credit performance of loans secured by commercial income-producing real estate can be negatively affected by national, regional and local economic conditions, which may result in deteriorating tenant credit profiles, tenant losses, reduced rental/lease rates and higher than anticipated vacancy rates, all contributing to declines in value or liquidity of the underlying real estate collateral.  Other factors, such as increasing interest rates, may result in higher capitalization rates, thereby reducing a property’s value.

Commercial and Industrial LHFI—Commercial loans (other than commercial loans related to real estate assets, which are summarized above) are made to many types of businesses for various purposes, such as short-term working capital loans that are usually secured by accounts receivable and inventory, equipment and fixed asset purchases that are secured by those assets and term financing for those borrowers within Trustmark’s geographic markets.  Trustmark’s credit underwriting process for commercial loans includes analysis of historical and projected cash flows and performance, evaluation of financial strength of both borrowers and guarantors as reflected in current and detailed financial information and evaluation of underlying collateral to support the credit.  Credit risk within the commercial loan portfolio is managed through adherence to specific commercial lending policies and internally established lending authorities, diversification within the portfolio and monitoring of the portfolio on a continuing basis.

Credit risk in commercial and industrial loans can arise due to fluctuations in borrowers’ financial condition, deterioration in collateral values and changes in market conditions.  The credit risk inherent in these loans depends on, to a significant degree, the general economic conditions of these areas.  Further, credit risk can increase if Trustmark’s loans are concentrated to borrowers engaged in the same or similar activities, or to groups of borrowers who may be uniquely or disproportionately affected by market or economic conditions.

Consumer LHFI—Consumer credit includes loans to individuals for household and personal items, automobile purchases, unsecured loans, personal lines of credit and credit cards.  All consumer loans are subject to a standardized underwriting process through Trustmark’s consumer loan center, which uses a custom credit scoring model with emphasis placed upon the borrower’s credit evaluation and historical performance, income evaluation and valuation of collateral (where applicable).  Updated credit bureau scores are obtained on all existing consumer loans/lines on a periodic basis in order to monitor portfolio credit quality changes and mitigate risk.

Similar to residential real estate loan portfolios, an inherent risk factor in consumer loans is that they are dependent on national, regional and local economic factors that affect employment in the markets where these loans are originated.  Generally, consumer loan portfolios consist of a large number of relatively small-balance loans, some of which are originated as unsecured credit (credit cards and some personal lines of credit), and as such, do not have collateral as a secondary source of repayment.  Consumer loans generally pose heightened risks of collectability and loss when compared to other loan types.

Other LHFI—Other loans primarily consist of loans to non-depository financial institutions, such as mortgage companies, finance companies and other financial intermediaries; loans to state and political subdivisions; and loans to non-profit and charitable organizations.  These loans are underwritten based on the specific nature or purpose of the loan and underlying collateral with special consideration given to the specific source of repayment for the loan.

Similar to commercial and industrial loans, the inherent risk in other loans can arise due to fluctuations in borrowers’ financial condition, deterioration in collateral values and changes in market and economic conditions.  Loans to state and political subdivisions have the added inherent risk of being somewhat dependent on the ability and capacity of those entities to generate tax and other revenues to repay the loans.  Loans to non-profit and charitable organizations are dependent on those organizations’ ability to generate revenues through their fundraising efforts and other forms of financial support, which can be susceptible to economic downturns.

2.  Comment:  Please provide us and revise future filings to disclose disaggregated information of your home equity loans and lines of credit from your 1-4 family residential properties.  Quantify the amount of these loans for which you hold the first lien, those for which you do not hold the first lien and discuss how you assess risks and credit quality for each type.

Response to Comment 2:

Trustmark has provided Attachment 3, which contains a tabular breakdown of Trustmark’s home equity loans and lines of credit outstanding for each of the past three fiscal years.  Attachment 3 includes the percentage of home equity loans and lines of credit for which Trustmark holds the first lien and those for which Trustmark does not hold the first lien.

Due to the increased risk associated with second liens, loan terms and underwriting guidelines differ from those used for products secured by first liens.  Loan amounts and loan-to-value ratios are limited and are lower for second liens than first liens.  Also, interest rates and maximum amortization periods are adjusted accordingly.  In addition, regardless of lien position, the passing credit score for approval of all home equity lines of credit is higher than that of term loans.  The allowance for loan losses, LHFI, is also reflective of the increased risk related to second liens through application of a greater loss factor to this portion of the portfolio.

Trustmark will include this disclosure in future filings, beginning with its Q3 2014 Form 10-Q.

Item 8. Notes to Consolidated Financial Statements

Note 5 – Loans Held for Investment (LHFI) and Allowance for Loan Losses, LHFI

3.  Comment:  Please provide us and revise the table of past due LHFI and LHFS in future filings to disaggregate the 30-89 day category based on the guidance in ASC 310-10-50-7 and the related example.  Absent the disaggregation of this information, it does not appear possible to understand how loans are migrating across the categories.

Response to Comment 3:

Trustmark has provided in Attachment 4 the revised table of past due LHFI at December 31, 2013 and 2012, which disaggregates the 30-89 day category based on the illustrative example related to ASC 310-10-50-7.  Trustmark will utilize this revised format for the table of past due LHFI in its future filings, beginning with its Q3 2014 Form 10-Q, which will disclose data at September 30, 2014 and December 31, 2013.

Note 8 – Mortgage Banking

4.  Comment:  Please tell us and revise future filings to disclose the total exposure to loans sold subject [to] put back to the company and disclose a roll forward of the related reserve.  Describe the situations under which the loans may be put back to the company and when they expire.

Response to Comment 4:

Trustmark disclosed in its 2013 Form 10-K total loans sold and serviced for others of $5.461 billion as of December 31, 2013.  Of this total, $5.423 billion were agency loan sales ($3.500 billion to Federal National Mortgage Association ("FNMA"), $1.830 billion to Government National Mortgage Association ("GNMA") and $92.6 million to Federal Home Loan Mortgage Corporation ("FHLMC")) which could potentially be subject to putback requests.  Loans delivered to FNMA that were originated between January 1, 2000 and December 31, 2008 are covered by the Resolution Agreement Trustmark executed with FNMA in November 2013 and are only subject to putback risk due to borrower fraud or systemic risk.  Trustmark’s exposure to putback requests for loans sold to FNMA, which were originated after 2008, has improved as a result of industry-wide guidelines and process enhancements implemented since that time.  Loans sold to GNMA are FHA/VA-guaranteed loans, which have shown an improvement in putback requests as a result of declining delinquency ratios.

The table below presents a roll forward of Trustmark’s reserve for mortgage loan servicing putback expense for the three-year period ended December 31, 2013 ($ in thousands).  Trustmark will include this table in its future filings, beginning with its Q3 2014 Form 10-Q.

	2013	2012	2011
Balance, beginning of year	$7,800	$4,277	$919
Provision for putback expenses	1,561	8,015	4,684
Losses	(4,756)	(4,492)	(1,326)
FNMA resolution	(3,555)	-	-
Balance, end of year	$1,050	$7,800	$4,277

Loans sold may be putback to Trustmark if it is determined that the loan sold was in violation of representations or warranties made by Trustmark at the time of the sale.  Such violations include loans with missing or insufficient file documentation, loans that do not meet investor guidelines, loans in which the appraisal does not support the value, and/or loans obtained through fraud by the borrower or other third parties.  Generally, there is no expiration of the putback risk for loans sold until the debt is satisfied in full.  However, loans delivered to FNMA and FHLMC on or after January 1, 2013 are subject to the Lending Selling Representations and Warranties Framework updated in May 2014, which provides certain instances in which a mortgage loan is eligible for relief from selling representations and warranties, such as payment history and quality control review.  Trustmark will revise its existing disclosure to ensure all situations under which a loan may be putback to Trustmark and when they expire are included, beginning with its Q3 2014 Form 10-Q.

Part II. Signature Page

5.  Comment:  Please amend the second signature block where the 10-K is signed on behalf of the registrant to include the Principal Financial Officer and either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

Response to Comment 5:

When the Staff last reviewed Trustmark’s Annual Report on Form 10-K (for the fiscal year ended December 31, 2010), the Staff commented upon the signature block used in that filing (see Staff Comment Letter dated April 11, 2011, Comment 7).  The signature block used in the 2013 Form 10-K (and also in the Forms 10-K for the fiscal years ended December 31, 2012 and December 31, 2011) is the version that was cleared with the Staff as part of Trustmark’s responses to the Staff’s comments on Trustmark’s 2010 Form 10-K.  This signature block complies with General Instruction D(2)(a) of Form 10-K because Trustmark’s Treasurer also holds the positions of Principal Financial Officer and Principal Accounting Officer.

* * * * *

    Trustmark has authorized us to confirm, on its behalf, to the Staff the following with respect to its 2013 Form 10-K:

•	Trustmark is responsible for the adequacy and accuracy of the disclosure in the 2013 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 10-K; and

•	Trustmark may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Should you have any questions regarding this response, please contact the undersigned at 212.841.1060 or at bbennett@cov.com, or contact Louis Greer, Treasurer, Principal Financial Officer and Principal Accounting Officer of Trustmark, at 601.208.2310 or at lgreer@trustmark.com.

Sincerely,

/s/ Bruce C. Bennett

Bruce C. Bennett

cc:	Mr. Gerard R. Host
Mr. Louis E. Greer
Mr. T. Harris Collier, III
Trustmark Corporation

Mr. R. Michael Summerford
Chair of the Audit and Finance Committee of Trustmark Corporation

Attachment 1

Trustmark Corporation
LHFI Interest Rate Terms by Type
($ in thousands)

	December 31, 2013
	Fixed	Variable	Total
Loans secured by real estate:
Construction, land development and other land loans	$203,607	$393,282	$596,889
Secured by 1-4 family residential properties	1,298,295	187,269	1,485,564
Secured by nonfarm, nonresidential properties	882,724	532,415	1,415,139
Other	115,315	74,047	189,362
Commercial and industrial loans	478,842	678,772	1,157,614
Consumer loans	147,119	18,189	165,308
Other loans	522,276	266,729	789,005
LHFI	$3,648,178	$2,150,703	$5,798,881

Attachment 2

Trustmark Corporation
LHFI by Type
($ in thousands)

	December 31,
	2013		2012		2011		2010		2009
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Loans secured by real estate:
Construction, land development and other land loans	$596,889	10.3%	$468,975	8.4%	$474,082	8.1%	$583,316	9.6%	$830,069	13.1%
Secured by 1-4 family residential properties	1,485,564	25.6%	1,497,480	26.8%	1,760,930	30.1%	1,732,056	28.6%	1,650,743	26.1%
Secured by nonfarm, nonresidential properties	1,415,139	24.4%	1,410,264	25.2%	1,425,774	24.3%	1,498,108	24.7%	1,467,307	23.2%
Other	189,362	3.3%	189,949	3.4%	204,849	3.5%	231,963	3.8%	197,421	3.1%
Commercial and industrial loans	1,157,614	20.0%	1,169,513	20.9%	1,139,365	19.4%	1,068,369	17.6%	1,059,164	16.8%
Consumer loans	165,308	2.8%	171,660	3.1%	243,756	4.2%	402,165	6.7%	606,315	9.6%
Other loans	789,005	13.6%	684,913	12.2%	608,728	10.4%	544,265	9.0%	508,778	8.1%
LHFI	$5,798,881	100.0%	$5,592,754	100.0%	$5,857,484	100.0%	$6,060,242	100.0%	$6,319,797	100.0%

Attachment 3

Trustmark Corporation
Home Equity Loans and Lines of Credit Outstanding
($ in thousands)

	December 31,
	2013	2012	2011
Home equity loans	$61,464	$66,036	$77,241
Home equity lines of credit outstanding	$327,482	$326,604	$343,155
Percentage of loans and lines for which Trustmark holds first lien	54.7%	52.8%	51.6%
Percentage of loans and lines for which Trustmark does not hold first lien	45.3%	47.2%	48.4%

Attachment 4

Trustmark Corporation
Aging Analysis of Past Due and Nonaccrual LHFI by Type
($ in thousands)

	December 31, 2013
	Past Due
			90 Days			Current
	30-59 Days	60-89 Days	or More (1)	Total	Nonaccrual	Loans	Total LHFI
Loans secured by real estate:
Construction, land development and other land loans	$656	$267	$-	$923	$13,327	$582,639	$596,889
Secured by 1-4 family residential properties	7,322	2,115	2,996	12,433	21,603	1,451,528	1,485,564
Secured by nonfarm, nonresidential properties	1,934	110	-	2,044	21,809	1,391,286	1,415,139
Other	2	3	-	5	1,327	188,030	189,362
Commercial and industrial loans	809	198	-	1,007	6,286	1,150,321	1,157,614
Consumer loans	1,866	146	302	2,314	151	162,843	165,308
Other loans	17	-	-	17	735	788,253	789,005
Total	$12,606	$2,839	$3,298	$18,743	$65,238	$5,714,900	$5,798,881

(1) - Past due 90 days or more but still accruing interest.

	December 31, 2012
	Past Due
			90 Days			Current
	30-59 Days	60-89 Days	or More (1)	Total	Nonaccrual	Loans	Total LHFI
Loans secured by real estate:
Construction, land development and other land loans	$1,879	$3,078	$438	$5,395	$27,105	$436,475	$468,975
Secured by 1-4 family residential properties	9,987	2,639	3,131	15,757	27,114	1,454,609	1,497,480
Secured by nonfarm, nonresidential properties	6,337	3,123	-	9,460	18,289	1,382,515	1,410,264
Other	150	22	-	172	3,956	185,821	189,949
Commercial and industrial loans	4,225	92	2,525	6,842	4,741	1,157,930	1,169,513
Consumer loans	3,049	431	284	3,764	360	167,536	171,660
Other loans	181	-	-	181	798	683,934	684,913
Total	$25,808	$9,385	$6,378	$41,571	$82,363	$5,468,820	$5,592,754

(1) - Past due 90 days or more but still accruing interest.

14